SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Frederick’s of Hollywood Group Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

35582T108

(CUSIP Number)

Philip A. Falcone

Chief Executive Officer

450 Park Avenue, 30th Floor

New York, New York 10022

(212) 906-8555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35582T108	Page 2 of 13

1	Name of reporting person Five Island Asset Management LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 50,246,477 (see Item 5)
	8	Shared voting power 27,204,632 (see Item 5)
	9	Sole dispositive power 50,246,477 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 77,451,109 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 77.8% (see Item 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 35582T108	Page 3 of 13

1	Name of reporting person Harbinger Group Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 50,246,477 (see Item 5)
	8	Shared voting power 27,204,632 (see Item 5)
	9	Sole dispositive power 50,246,477 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 77,451,109 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 77.8% (see Item 5)
14	Type of reporting person (see instructions) CO

CUSIP No. 35582T108	Page 4 of 13

1	Name of reporting person Philip A. Falcone
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 50,246,477 (see Item 5)
	8	Shared voting power 27,204,632 (see Item 5)
	9	Sole dispositive power 50,246,477 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 77,451,109 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 77.8% (see Item 5)
14	Type of reporting person (see instructions) IN

CUSIP No. 35582T108	Page 5 of 13

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Frederick’s of Hollywood Group Inc., a New York corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6255 Sunset Blvd., 6th Floor, Hollywood, CA 90028.

Item 2. Identity and Background

This Schedule 13D is being filed by Five Island Asset Management LLC, a Delaware limited liability company (“Five Island”), Harbinger Group Inc., a Delaware corporation (“HGI”), and Mr. Philip Falcone (together with Five Island and HGI, the “Reporting Persons”), with respect to the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

The Common Stock reported in this Schedule 13D is directly owned by Five Island. Five Island is an indirect wholly-owned subsidiary of HGI. Neither HGI nor Mr. Falcone own directly any securities of the Issuer. However, as a result of HGI’s indirect ownership of all of Five Island’s equity and Mr. Falcone’s position as the Chief Executive Officer and Chairman of the Board of Directors of HGI and his relationship with the Controlling Persons (as defined below), HGI and Mr. Falcone may be deemed to beneficially own securities of the Issuer directly owned by Five Island. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Common Stock.

The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of HGI is listed on Schedule A hereto under the heading “HGI Executive Officers and Directors;” and (ii) each person controlling HGI is listed on Schedule A hereto under the heading “HGI Controlling Persons” (the persons identified in clause (i) and (ii), the “Controlling Persons”).

Each of Five Island and HGI are holding companies and with their principal business address located at 450 Park Avenue, 30th Floor, New York, NY 10022. Mr. Falcone is a United States citizen. Mr. Falcone is the Chief Executive Officer and Chairman of the Board of Directors of HGI and has the relationship with the Controlling Persons described in Schedule A hereto.

Certain additional information required by this Item 2 and General Instruction to Schedule 13D is set forth on Schedule A, which is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Five Island funded the acquisition of the Issuer’s securities described in this Schedule 13D with funds available for investment pursuant to an Investment Management Agreement (“IMA”) entered into on December 31, 2012 among Five Island (formerly HGI Asset Management LLC), Fidelity & Guaranty Life Insurance Company, a Maryland company (“FGL”), and Front Street Re (Cayman) Ltd, a Cayman Islands company (“Front Street”). The IMA was entered into in connection with a Reinsurance Agreement entered into on December 31, 2012 between FGL and Front Street (the “Reinsurance Agreement”), pursuant to which Front Street reinsured approximately 10%, or approximately $1.5 billion of FGL’s policy liabilities.

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Pursuant to the IMA, Five Island manages the assets securing Front Street’s reinsurance obligations under the Reinsurance Agreement, which assets are held by FGL in a segregated funds withheld account. The Issuer’s securities described in this Schedule 13D are held in the funds withheld account and are therefore managed by Five Island pursuant to the IMA, under which FGL has granted to Five Island, among other rights, the power to acquire, dispose of and vote the securities.

Item 4. Purpose of the Transaction

Five Island purchased shares of Series B Preferred Stock and Warrants (each as defined in Item 6 of this Schedule 13D) to acquire a control position in the Issuer, based on its belief that the Series B Preferred Stock, and the Common Stock underlying the Series B Preferred Stock and Warrants, represented an attractive investment opportunity.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional shares Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) pledge, encumber, provide a security interest with respect to, dispose of or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest and pursuant to the registration rights described in Item 6 herein) all or a portion of the securities of the Issuer, including shares Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including transfers or dispositions to affiliates of the Reporting Persons; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer’s securities, including shares of Common Stock; (iv) cause or seek to cause the Issuer or any of its subsidiaries to purchase or otherwise acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons; (vi) raise capital, or restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors or officers of the Issuer; (ix) make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure, governance, or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

References to percentage ownerships of shares of Common Stock in this Schedule 13D are based on the 59,563,320 voting securities of the Issuer believed by the Reporting Persons to be outstanding as of March 15, 2013, which are comprised of (i) 39,070,366 shares of Common Stock; and (ii) voting securities of the Issuer outstanding after giving effect to the exercise or conversion of (x) the Corresponding Securities (as defined below) representing, in the aggregate, 10,246,477 shares of Common Stock, which are not owned beneficially by the Reporting Person, and (y) Warrants (as defined below) representing, in the aggregate, 10,246,477 shares of Common Stock, which are beneficially owned by the Reporting Persons. As discussed further below, the Warrants may not be exercised unless the Corresponding Securities are exercised or converted prior to, or simultaneously with, the exercise of the Warrants.

(a, b) As of the date hereof, Five Island may be deemed to beneficially own (i) 100,000 shares of Series B Preferred Stock, which are convertible into an aggregate of 40,0000,000 shares of Common Stock and (ii) 10,246,477 shares of Common Stock, which Five Island may purchase pursuant to warrants with exercise prices ranging from $0.01 to $1.21 per share (the “Warrants”). The Warrants are included in Exhibits 1 through 6 of this Schedule 13D. As set forth in the terms of the Warrants, the Warrants are only exercisable by Five Island upon a corresponding exercise or conversion of securities representing 10,246,477 shares of Common Stock, which are not owned beneficially by the Reporting Person (“Corresponding Securities”).

CUSIP No. 35582T108	Page 7 of 13

In addition, pursuant to the Voting Agreement (as defined in Item 6 of this Schedule 13D), Five Island may be deemed to share with each Shareholder (as defined in Item 6 of this Schedule 13D) the power to vote, or to direct the voting of, such Shareholder’s Common Stock solely with respect to those matters described in the Voting Agreement. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Five Island may be deemed to beneficially own the 27,204,632 shares of Common Stock that are owned by the Shareholders, and Five Island and the Shareholders may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim any such group membership and nothing herein shall be deemed an admission by the Reporting Persons as to the existence of such a group.

Accordingly, if Five Island is deemed to beneficially own the 27,204,632 shares of Common Stock that are owned by the Shareholders, as of the date hereof, Five Island may be deemed to be the beneficial owner of 77,451,109 shares of Common Stock, constituting 77.8% of the outstanding voting securities of the Issuer. Five Island has the sole power to vote or direct the vote of 50,246,477 shares of Common Stock; may be deemed to have shared power to vote or direct the vote of 27,204,632 shares of Common Stock (if Five Island is deemed to beneficially own the shares of Common Stock that are owned by the Shareholders); has sole power to dispose or direct the disposition of 50,246,477 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock. If the 27,204,632 shares of Common Stock subject to the Voting Agreement and reported in this Schedule 13D as beneficially owned by the Reporting Persons were not included in the calculation of the aggregate amount of shares beneficially owned by the Reporting Persons, the aggregate amount of shares beneficially owned by the Reporting Persons would constitute 50.5% of the outstanding voting securities of the Issuer.

(a, b) As of the date hereof, neither HGI nor Mr. Falcone own directly any securities of the Issuer. However, as a result of relationships described in Item 2 hereof, HGI and Mr. Falcone may be deemed to beneficially own the Common Stock owned by Five Island. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Common Stock.

(c) Other than as described in this Schedule 13D, to the Reporting Persons’ knowledge, neither the Reporting Persons, nor any Schedule A Person has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the Reporting Persons’ knowledge, no person other than the Shareholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreement

On March 15, 2013, the Issuer entered into a Series B Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer sold $10.0 million of Series B Convertible Preferred Stock (“Series B Preferred Stock”) to Five Island. The Purchase Agreement is included as Exhibit 7 to this Schedule 13D. In addition, the Issuer issued to Five Island Warrants to purchase up to 10,246,477 shares of Common Stock. As described in Item 5 hereof, the Warrants are exercisable by Five Island only upon the exercise or conversion of the respective Corresponding Securities. The shares of Series B Preferred Stock and the Warrants were sold pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

CUSIP No. 35582T108	Page 8 of 13

Series B Preferred Stock

The terms of the Series B Preferred Stock, as set forth in a certificate of amendment (the “Certificate of Amendment”) to the Issuer’s certificate of incorporation, are as follows:

Dividends. Cumulative dividends on the Series B Preferred Stock will be payable quarterly in arrears either (i) at the rate of 9% per annum in cash or, at the Issuer’s discretion, (ii) at the rate of 12% per annum in additional shares of Series B Preferred Stock. The dividends on the Series B Preferred Stock will be paid prior to dividends on the Common Stock and preferred stock ranking junior to the Series B Preferred Stock (“Junior Preferred Stock”).

Rank. The Series B Preferred Stock ranks, with respect to rights upon a Liquidation Event (as defined below), (a) junior to any other class or series of capital stock of the Issuer subsequently created that by its terms ranks senior to the Series B Preferred Stock; (b) senior to the Common Stock and the Series A Convertible Preferred Stock (the “Series A Preferred Stock”); (c) senior to any class or series of capital stock of the Issuer subsequently created that does not specifically rank senior to or on parity with the Series B Preferred Stock; and (d) on parity with any class or series of capital stock of the Issuer subsequently created that by its terms ranks on parity with the Series B Preferred Stock.

Voting Rights. Except as otherwise required by law or by the terms of the Certificate of Amendment, the Series B Preferred Stock does not have voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, the Issuer may not, without the vote or written consent of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, (a) amend, alter or repeal of any provision of the Issuer’s certificate of incorporation or by-laws; (b) alter or change the powers, preferences or other special rights, privileges or restrictions of the Series B Preferred Stock; (c) authorize or designate any new security ranking on a parity with or senior to the Series B Preferred Stock; (d) issue any Common Stock or equity or debt security convertible into Common Stock (other than shares of Series A Preferred Stock issued as dividends on the outstanding shares of Series A Preferred Stock), whether senior, on parity or junior to the Series B Preferred Stock; (e) issue any equity or debt in a Series B Qualifying Investment (as defined in the Certificate of Amendment) where the securities issued in such investment are by their terms mandatorily redeemable by the Issuer; (f) incur, assume or guarantee any indebtedness for borrowed money in excess of $1,000,000 or permit any liens other than in connection with such indebtedness; (g) enter into any transaction with affiliates other than salary and benefits in the ordinary course of business or conversion of the Series A Preferred Stock into Common Stock; (h) purchase, redeem or otherwise acquire any equity interests of the Issuer, other than a mandatory redemption of the Series A Preferred Stock pursuant to its terms; (i) declare or pay any dividend or distribution to any equity holders of the Issuer other than preferred dividends on the Series B Preferred Stock, the Series A Preferred Stock and any dividends payable in additional shares of Common Stock; (j) except as provided in the Certificate of Amendment, increase or decrease the size of the Board; or (k) liquidate, dissolve or wind up, or commence any bankruptcy or similar proceeding, with respect to the Issuer.

Director Election Rights. As long as the holders of the Series B Preferred Stock (together with former holders (or affiliates thereof) who have exercised their conversion rights) represent (A) at least 25% of the outstanding shares of Common Stock (assuming (x) conversion of the Series A Preferred Stock and the Series B Preferred Stock and (y) exercise of any warrants held

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by the holders of the Series A Preferred Stock and Series B Preferred Stock), the holders of a majority of the outstanding shares of Series B Preferred Stock will be entitled to elect 35% of the Board (rounded up to the nearest whole number of directors and in all cases at least two directors) or (B) at least 15%, but less than 25%, of the outstanding shares of Common Stock (assuming (x) conversion of the Series A Preferred Stock and the Series B Preferred Stock and (y) exercise of any warrants held by the holders of the Series A Preferred Stock and Series B Preferred Stock), the holders of a majority of the outstanding shares of Series B Preferred Stock will be entitled to elect one director of the Board (in either case, such directors or director shall be referred to as the “Series B Directors” or “Series B Director”).

At any annual or special meeting of the Issuer’s shareholders, the holders of a majority of the outstanding shares of Series B Preferred Stock will be entitled to elect the Series B Directors. Series B Directors may be removed, with or without cause, only by a vote of the holders of a majority of the outstanding shares of Series B Preferred Stock. Vacancies in seats held by Series B Directors can only be filled by a vote of the holders of a majority of the outstanding shares of Series B Preferred Stock.

Additionally, as long as the holders of the Series B Preferred Stock (together with any former holders (or affiliates thereof) of shares of Series B Preferred Stock who have exercised their conversion rights) represent at least a majority of the outstanding shares of Common Stock (assuming (x) conversion of the Series A Preferred Stock and the Series B Preferred Stock and (y) exercise of any warrants held by the holders of the Series A Preferred Stock and Series B Preferred Stock), upon delivery of written notice to the Issuer from all of the remaining holders of Series B Preferred Stock exercising their right to convert all of the Series B Preferred Stock, the number of directors of the Board will automatically increase, without any action required by the Issuer or the Board, such that the number of newly created seats plus the number of Series B Directors will constitute a majority of the Board. The holders of a majority of the outstanding shares of Series B Preferred Stock delivering the conversion notice will be entitled to elect directors to fill all of the newly created seats.

Liquidation Rights. Upon the occurrence of an Acquisition or Asset Transfer (each as defined in the Certificate of Amendment) or upon any bankruptcy, liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (any such Acquisition, Asset Transfer, bankruptcy, liquidation, dissolution or winding up, a “Liquidation Event”), the holders of Series B Preferred Stock will be entitled to receive, in preference to the holders of any security not ranking by its terms senior to or on parity with the Series B Preferred Stock, including the common stock and any Junior Preferred Stock, an amount equal to: (i) the stated value of the Series B Preferred Stock plus all accrued but unpaid dividends thereon, multiplied by (ii) (A) 1.09, if the Liquidation Event occurs no later than March 15, 2014, (B) 1.05, if the Liquidation Event occurs after March 15, 2014 but no later than March 15, 2015, or (C) 1.00, if the Liquidation Event occurs after March 15, 2015.

Mandatory Repurchase Obligation. A holder of the Series B Preferred Stock will have the right to require the Issuer to purchase its shares of Series B Preferred Stock for a price equal to the amount the holder would be entitled to receive upon a Liquidation Event in the event of a cash investment in the Issuer (other than by holders of the Series B Preferred Stock) resulting in (i) 30% or more of the equity of the Issuer being held by one or more parties that did not own it immediately prior to the investment and (ii) the securities issued under such investment are not by their terms mandatorily redeemable by the Issuer.

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Conversion. The Series B Preferred Stock may be converted at any time, at the option of the holder, into shares of Common Stock at a conversion price of $0.25 per share (the “Conversion Price”). The Conversion Price is subject to adjustment resulting from dividends, distributions, stock combinations, splits, recapitalizations or similar capital adjustments. The Conversion Price is also subject to adjustment if the Issuer sells Common Stock or Common Stock equivalents at a price below the Conversion Price; provided, however, that the foregoing conversion price adjustments can never result in a conversion price of less than $0.07 per share, as adjusted from time to time for any stock combinations, splits, recapitalizations or similar capital adjustments.

Optional Redemption by the Issuer. The Series B Preferred Stock is redeemable, at the option of the Issuer, at any time after March 15, 2018. Upon redemption, a holder of Series B Preferred Stock will be paid, for each share of Series B Preferred Stock, a price equal to the stated value of the Series B Preferred Stock then in effect plus all accrued or cumulated but unpaid dividends thereon.

The Certificate of Amendment was adopted by the Board on March 12, 2013 and became effective upon filing with the New York Secretary of State on March 15, 2013. A copy of the Certificate of Amendment is included as Exhibit 8 to this Schedule 13D.

Registration Rights

Pursuant to the Purchase Agreement, the Issuer has agreed to file, within 60 days of March 15, 2013, a registration statement to register the resale of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the shares of Common Stock underlying any shares of Series B Preferred Stock issuable as dividends on such shares and shares of Common Stock issuable upon exercise of the Warrants. In addition, Five Island will have certain demand and “piggyback” registration rights with respect to such shares of Common Stock.

Shareholder Meeting

Pursuant to the Purchase Agreement, the Issuer has agreed to cause a general or special meeting of its shareholders to be duly called and held, as soon as practicable, but not later than February 1, 2014, for the purpose of voting on the approval and adoption of an amendment to the Issuer’s certificate of incorporation providing that the shareholders entitled to vote may take any action that they might have taken at a shareholders’ meeting by a written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action (the “Amendment”). Currently, the Issuer’s shareholders may only act by unanimous written consent in lieu of a meeting. The Issuer will use its best efforts to prepare and file a proxy statement with the Securities and Exchange Commission for use in soliciting proxies for the general or special meeting of shareholders.

Series B Directors

Pursuant to the Purchase Agreement, the Issuer has agreed to use its best efforts to cause the rights granted to Five Island with respect to the nomination, appointment and election of the Series B Directors to be effectuated. The Issuer will enter into separate indemnification agreements with each Series B Director upon his or her appointment or election to the Board.

Consent and Waiver of Holder of Series A Preferred Stock

In connection with the transaction, the holder of the outstanding shares of Series A Preferred Stock consented to the transaction and waived, on behalf of itself and any transferees of the Series A Preferred Stock, (a) any and all anti-dilution adjustments

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applicable to the Series A Preferred Stock which might otherwise be made to the conversion prices of such shares and any additional shares of Series A Preferred Stock that may be issued as a dividend on such shares and (b) any and all rights to redemption in connection with a Qualifying Investment (as defined in the Issuer’s certificate of incorporation), in each case as a result of the transactions contemplated by the Purchase Agreement.

Voting Agreement

In connection with the Purchase Agreement, on March 15, 2013, Five Island entered into a Voting Agreement (the “Voting Agreement”) with TTG Apparel, LLC, a Delaware limited liability company (“TTG”), Tokarz Investments, LLC, a Delaware limited liability company (“Tokarz”), Arsenal Group LLC, a Delaware limited liability company (“Arsenal”), and Fursa Alternative Strategies LLC, a Delaware limited liability company, (“FURSA”, and together with TTG, Tokarz, and Arsenal the “Shareholders”). The Shareholders beneficially own, in the aggregate, 27,204,632 shares of Common Stock, and each Shareholder made certain representations, warranties, covenants and agreements with respect to the Common Stock (the “Original Shares” and, together with any additional shares of Common Stock pursuant to the terms of the Voting Agreement, the “Shares”) as parties to the Voting Agreement. A copy of the Voting Agreement is included as Exhibit 9 to this Schedule 13D.

Pursuant to the terms of the Voting Agreement, the Shareholders have agreed, among other things, to (i) appear, or otherwise cause their Shares to be counted as present for purposes of calculating a quorum, at the 2014 Annual Meeting, (ii) vote the Shares held by the Shareholders or to cause any holder of record of such Shares to vote in favor of the Amendment, (iii) vote against any proposal made in opposition to, or in competition or inconsistent with the Amendment, and (iv) if the Issuer has not called or held its 2014 Annual Meeting by February 1, 2014 during which a vote is held with respect to the Amendment, submit a request to the Secretary of the Corporation that a special meeting of the shareholders be called and held as promptly as practicable to hold a vote with respect to the Amendment. At any such special meeting of the shareholders the Shareholders agreed to vote (x) in favor of the Amendment and (y) against any proposal made in opposition to, or in competition or inconsistent with, the Amendment.

The Voting Agreement also provides that Five Island or any designee of Five Island shall serve as the Shareholders’ proxies and attorneys-in-fact, solely to vote or act by written consent during the term of the Voting Agreement with respect to the Amendment. The proxy while irrevocable during the term of the Voting Agreement represents a limited proxy and power of attorney given to secure the performance of the duties of each Shareholder under the Voting Agreement, and terminates upon the termination of the Voting Agreement. Additionally, each Shareholder agreed not to, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of such Shareholder’s Shares, or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of such Shareholder’s Shares or such Shareholder’s voting or economic interest in the Shares.

The Voting Agreement terminates upon the earlier to occur of a vote of shareholders in favor of, and duly adopting, the Amendment at (i) the 2014 Annual Meeting and (ii) any special meeting requested by the Shareholders for the purpose of voting on the Amendment.

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Additional Information

The foregoing are summaries of the Purchase Agreement, Certificate of Amendment, Warrants, and Voting Agreement are not complete and are qualified in their entirety by reference to the full text of those documents, which are attached as exhibits to this Schedule 13D. Readers should review the Voting Agreement and all related documents for a complete understanding of the terms and conditions associated with this transaction.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Common Stock Purchase Warrant expiring June 23, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8–K filed on March 21, 2013 (the “Issuer Form 8–K”)).

Exhibit 2	Common Stock Purchase Warrant expiring October 15, 2015 (incorporated by reference to Exhibit 10.3 to the Issuer Form 8–K).

Exhibit 3	Common Stock Purchase Warrant expiring June 23, 2017 (incorporated by reference to Exhibit 10.4 to the Issuer Form 8–K).

Exhibit 4	Common Stock Purchase Warrant expiring June 24, 2019 (incorporated by reference to Exhibit 10.5 to the Issuer Form 8–K).

Exhibit 5	Common Stock Purchase Warrant expiring February 10, 2022 (incorporated by reference to Exhibit 10.6 to the Issuer Form 8–K).

Exhibit 6	Series A Preferred Stock Coverage Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.7 to the Issuer Form 8–K).

Exhibit 7	Series B Preferred Stock Purchase Agreement, dated as of March 15, 2013, between Five Island Asset Management LLC, and Frederick’s of Hollywood Group Inc. (incorporated by reference to Exhibit 10.1 to the Issuer Form 8–K).
Exhibit 8	Certificate of Amendment to the Restated Certificate of Incorporation of Frederick’s of Hollywood Group Inc. (incorporated by Reference to Exhibit 3.1 to the Issuer Form 8–K).

Exhibit 9	Voting Agreement, dated as of March 15, 2013, by and among Five Island Asset Management LLC, TTG Apparel, LLC, Tokarz Investments, LLC, Arsenal Group LLC, and Fursa Alternative Strategies LLC.

Exhibit 10	Joint Filing Agreement, dated as of March 25, 2013, by and among Five Island Asset Management, LLC, Harbinger Group Inc, and Philip A. Falcone.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE ISLAND ASSET MANAGEMENT LLC

By:	/s/ Thomas A. Williams
	Name:	Thomas A. Williams
	Title:	Executive Vice President & Chief Financial Officer

HARBINGER GROUP INC.

By:	/s/ Thomas A. Williams
	Name:	Thomas A. Williams
	Title:	Executive Vice President & Chief Financial Officer

/s/ Philip A. Falcone
Philip A. Falcone

March 25, 2013

Schedule A

HGI Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	US	Chief Executive Officer & Chairman of the Board of HGI (See below for relationship with Controlling Persons)

Omar M. Asali	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director and President

Thomas A. Williams	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President and Chief Financial Officer

David M. Maura	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President & Director

Michael Sena	450 Park Avenue, 30th Floor, New York, NY 10022	US	Vice President and Chief Accounting Officer

Lap Wai. Chan	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Keith M. Hladek	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Thomas Hudgins	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Robert V. Leffler, Jr.	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Robin Roger	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

HGI Controlling Persons

Name	Business Address	Citizenship	Principal Occupation

Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle

Harbinger Capital Partners LLC (“Harbinger LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund

Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of Harbinger LLC, Managing Member of HCPSS (as defined below)

Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle

Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund

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Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1 -1104	Cayman Islands	Investment Vehicle

Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, Portfolio Manager of the Special Fund

None of the Harbinger Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth below, none of the Harbinger Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In June 2012, Harbinger LLC, one of the Controlling Persons, settled administrative proceedings regarding compliance with Rule 105 of Regulation M with respect to three offerings. In connection with the settlement, the Commission issued an Order Instituting Administrative and Cease-and-Desist Proceedings. Pursuant to Section 21C of the Securities Exchange Act of 1934 and Section 203(e) of the Investment Advisers Act of 1940, making findings, and imposing remedial sanctions and a cease-and-desist order against Harbinger LLC for three violations of Rule 105. The order censures Harbinger LLC and requires Harbinger LLC to cease and desist from committing or causing any violations and any future violations of Rule 105. Harbinger LLC paid disgorgement, prejudgment interest and a civil monetary penalty in connection with the order. Harbinger LLC consented to the issuance of this order without admitting or denying any of the findings contained therein.

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